Exhibit 4.3

DESCRIPTION OF COMMON SHARES

American States Water Company (“AWR”) is currently authorized to issue 60,000,000 common shares. AWR has no other class of equity securities outstanding.

Information on the number of common shares outstanding may be found in AWR’s most recent Form 10-K or Form 10-Q filing. A general summary of the rights and obligations of AWR’s common shares is set forth below. More detailed information regarding these rights and obligations may be found in AWR’s Articles of Incorporation and Bylaws listed as Exhibit 3.3 and 3.1, respectively, in AWR’s most recent Form 10-K or Form 10-Q filed with the Securities and Exchange Commission and in Division I of the California Corporations Code.

Dividends

Common shareholders are entitled to receive such dividends as may be declared by the board of directors of AWR (the “Board”) out of funds legally available therefor. AWR’s Articles of Incorporation do not restrict its ability to pay dividends. However, certain of AWR’s agreements governing its indebtedness contain restrictions on AWR’s ability to declare and pay dividends under certain limited circumstances.

AWR currently obtain funds to pay dividends on its common shares principally from dividends paid by its subsidiaries. American States Utility Services, Inc. and its subsidiaries are not subject to any contractual restrictions on their ability to pay dividends. Golden State Water Company (“GSWC”) and Bear Valley Electric Service, Inc. have credit agreements that contain restrictions on their ability to declare and pay dividends under certain limited circumstances. AWR’s ability to pay dividends to common shareholders and the ability of its subsidiaries to pay dividends are also generally subject to restrictions imposed by the laws of the state in which the subsidiary is incorporated. Additional information on these restrictions can be found in AWR’s most recent Form 10-K or 10-Q filing with the Securities and Exchange Commission.

AWR has paid cash dividends on its common shares quarterly since its formation as a holding company in 1998. Prior to this, GSWC had paid dividends on its common shares since 1931. AWR intends to continue its practice of paying quarterly cash dividends. However, the payment, amount and timing of dividends are dependent upon future earnings, the financial requirements of AWR and its subsidiaries and other factors considered relevant by the Board.

Board of Directors

The Board is classified. Under the terms of the Bylaws of AWR, the authorized number of directors must be at least six but no more than 11. Under the terms of the Articles of Incorporation of AWR, if the authorized number of directors is less than nine and AWR’s common shares are listed on the New York Stock Exchange (the “NYSE”), the Board will be divided into two classes. If the authorized number of directors is nine or more and AWR’s common shares are listed on the NYSE, the Board will be classified into three classes. If AWR’s common shares cease to be listed on the NYSE, the Board will no longer be classified. The Board is currently divided into three classes. One class of directors is elected annually.

Each class of the Board must be approximately equal in size to the other class. However, in the event that there is a change in the authorized number of directors, each continuing director will continue as a director of the class to which he or she is a member until the expiration of his or her term or his or her prior death, resignation or removal. All vacancies, except those resulting from a removal of a director, may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Advance Notice Bylaws

In order for a shareholder to bring business before a shareholders’ meeting or nominate a director, the shareholder must give timely notice in proper written form to AWR’s secretary, be a record owner of AWR’s common shares at the time of giving such notice and otherwise comply with the procedures set forth in AWR’s Bylaws and the Securities Exchange Act of 1934. In order for a notice to be timely, it must be given not less than 90 days nor more than 110 days prior to the first anniversary of the preceding year’s annual meeting if the notice is for an annual meeting. If the annual meeting date is changed by more than 30 days from the anniversary date of the annual meeting, a notice will be timely if received within ten days following the earlier of the date on which notice of the meeting was mailed to shareholders or public disclosure of the date of the annual meeting is made.

In addition, any shareholder bringing business before a shareholders’ meeting or nominating a director must be present or represented by a qualified representative at such meeting. A “qualified representative” is any duly authorized officer, manager or partner of a shareholder or any person authorized by a writing executed by such shareholder and delivered to us at least 48 hours prior to the shareholders’ meeting stating that such person is authorized to act on the shareholder’s behalf.

Voting Rights

Each common shareholder is entitled to one vote per share. Under California law and AWR’s bylaws, common shareholders have cumulative voting rights with respect to the election of directors, if certain conditions are met. No shareholder will be entitled to cumulate votes for any candidate or candidates unless such candidate or candidates’ names have been placed in nomination prior to the voting and a shareholder has given notice at the meeting prior to the voting of the shareholder’s intention to cumulate the shareholder’s votes. If any shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. The existence of a classified board along with cumulative voting may make it more difficult for a shareholder owning a significant amount of AWR’s common shares to effect a change in the majority of the Board than would be the case if cumulative voting did not exist.

AWR may not take any of the following actions without the approval of a majority of the Continuing Directors or a vote of 66 2/3% of the outstanding shares of AWR:

(a)	Subject to clause (c) below, sell, convey, lease or otherwise dispose of all or substantially all of its assets, property, assets or business;

(b)	Approve the sale, conveyance, lease or other disposition by any subsidiary of AWR of all or substantially all of the assets, property or business of the subsidiary;

(c)	Sell, transfer, convey or otherwise dispose of more than a majority of the outstanding capital stock of a subsidiary if such subsidiary holds 50% or more of the consolidated assets of AWR, other than to an entity the majority of the voting power of the capital stock or equity interest of which is owned and controlled by AWR;

(d)	Consolidate or merge with or into any other corporation or other business entity, except, if immediately after such consolidation or merger, the shareholders of AWR immediately prior to such consolidation or merger will own more than 60% of the voting power of the outstanding capital stock or other equity interests of the surviving entity; or

(e)	Approve the consolidation or merger of any subsidiary of AWR with or into any other corporation or business entity if such subsidiary holds assets accounting for 50% or more of AWR’s consolidated assets.

A “Continuing Director” means any member of the Board who is not an Acquiring Person or an affiliate or associate of an Acquiring Person or a representative of either of them and either was a member of the Board prior to the time any person became an Acquiring Person or, if the person became a member of the Board subsequent to the time any person became an Acquiring Person, such member’s nomination or renomination was recommended or approved by a majority of the Continuing Directors. An “Acquiring Person” is a person or entity who, either alone, or together with all associates and affiliates of such person or entity, is an owner of 20% or more of AWR’s common shares, unless such person or entity is an Exempt Person or such person or entity acquires 20% or more of AWR’s voting stock in connection with a transaction or series of transactions approved prior to such transaction or transactions by the Board. An “Exempt Person” is AWR, any majority owned subsidiary of AWR or any employee benefit or stock plan of AWR or any trust established or holding shares for such a plan.

Amendments to Articles of Incorporation and Bylaws

Under California law, except as otherwise provided in AWR’s Articles of Incorporation, an amendment may be approved to AWR’s Articles of Incorporation by a majority of the outstanding common shares of AWR entitled to vote and by the Board, and an amendment may generally only be approved to AWR’s Bylaws by either a majority of the outstanding common shares of AWR entitled to vote or by the Board. Under AWR’s Articles of Incorporation, amendments to the provisions of AWR’s Articles of Incorporation relating to the classification of directors, supermajority voting and acquisitions and dispositions of the type described above in the second paragraph under “Voting Rights” may only be approved by the Board and an affirmative vote of 66 2/3% of the outstanding shares of AWR. Except as expressly provided in the California Corporations Code, an amendment to AWR’s Bylaws relating to calling special meetings, proper business for shareholder meetings and number of directors may only be approved by a majority of the Board or 66 2/3% of AWR’s outstanding common shares.

Other Matters

Special meetings of AWR’s shareholders may be called only by the Board, the chair of the Board, AWR’s chief executive officer or, if there is no chief executive officer, our president, or by the holders of shares entitled to cast at least ten percent of the votes at the meeting.

Subject to the preferential rights of any preferred shareholders, upon the liquidation, dissolution or winding up of AWR, AWR will ratably distribute its assets legally available for distribution to holders of its common shares. Common shareholders have no preemptive or other subscription or conversion rights and no liability for further calls upon their shares. The common shares are not subject to assessment.

None of AWR’s common shares are subject to any sinking fund provisions.

AWR has the right to issue preferred shares under its Articles of Incorporation. No preferred shares are currently outstanding. If preferred shares are issued by AWR, the rights of the common shareholders would be subject to the rights, preferences and privileges of the preferred shares.

The common shares are listed on the New York Stock Exchange under the symbol “AWR.” The transfer agent and registrar for AWR’s common shares is Computershare Investor Services. Common shareholders may participate in AWR’s common share purchase and dividend reinvestment plan.